
UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

April 24, 2013

Via E-mail
Paul Marciano
Chief Executive Officer
Guess?, Inc.
1444 South Alameda Street
Los Angeles, CA 90021

      **Re:    Guess?, Inc.**
             **Form 10-K for the Fiscal Year Ended February 2, 2013**
             **Filed April 1, 2013**
             **File No. 001-11893**

Dear Mr. Marciano:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing any information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended February 2, 2013

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 29

Other, page 31

1.      We note your discussion in the business section that you operate retail websites in the United States, Canada, Europe and South Korea. Please quantify for us the amount of e-commerce sales by reportable segment for each period presented. To the extent e-commerce sales are material, please expand your disclosure within Management's Discussion and Analysis ("MD&A") to include a more robust discussion of e-commerce sales and their impact on sales and gross profit for each period presented. Refer to SEC Release 33-8350 for guidance. Please provide us draft disclosure to be included in future filings.

2.      Throughout MD&A, you refer to comparable store sales.  Please tell us and disclose how you define this metric, including whether or not this metric includes the effects of e-commerce sales. To the extent e-commerce sales is included in this metric and has had a material effect on your comparable store sales or on any change in trends of this metric, please confirm that you will present this key performance indicator in a manner that either separately quantifies the e-commerce activity or provides transparent disclosure regarding the impact of e-commerce sales on this metric.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Myra Moosariparambil at (202) 551-3796 or Melissa N. Rocha at (202) 551-3854 if you have questions regarding comments on the financial statements and related matters.  Please contact me at (202) 551-3871 with any other questions.

                        Sincerely,

                        /s/Tia L. Jenkins

                        Tia L. Jenkins
                        Senior Assistant Chief Accountant
                        Office of Beverages, Apparel, and
                        Mining